Exhibit 99.1

Collective Mining Drills High-Grade Gold and Tungsten from Surface, Including 111.15 Metres at 5.48 g/t Gold Equivalent at Apollo

•	High-grade gold, tungsten, silver and copper mineralization have been confirmed from surface in four new drill holes demonstrating strong vertical continuity within the upper levels of the Apollo system. Key intercepts include:
•	111.15 metres @ 5.48 g/t gold equivalent (4.63 g/t gold, 0.17% WO3, 14 g/t silver and 0.11% copper) from 2.00 metres including a high-grade subzone of 10.85 metres @ 41.45 g/t gold equivalent (38.52 g/t gold, 0.82% WO3, 36 g/t silver and 0.22% copper) (APC-154)-
•	113.65 metres @ 2.66 g/t gold equivalent (1.28 g/t gold, 0.22% WO3, 25 g/t silver and 0.15% copper) from 4.60 metres including 55.40 metres @ 4.72 g/t gold equivalent (2.09 g/t gold, 0.45% WO3, 43 g/t silver and 0.26% copper) (APC-152)
•	All four holes announced today have intercepted higher gold and tungsten grades than those observed within the internal block model, which should in turn, positively impact locally on the upcoming maiden mineral resource estimate scheduled for early 2027.

TORONTO, Jan. 21, 2026 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for four diamond drill holes targeting the high-grade, outcropping tungsten-rich zone at the summit of the Apollo system ("Apollo"). Apollo forms part of a large, partially reduced intrusion related system enriched in gold, silver, copper and tungsten. Drilling to date has delineated continuous mineralization from surface to depths exceeding 1,400 vertical metres, where the high-grade Ramp Zone remains open for further expansion. Apollo anchors the Company's flagship Guayabales Project - a district-scale, multi-target and infrastructure-rich project in Caldas, Colombia.

Ari Sussman, Executive Chairman commented: "These exceptional near-surface results from Pad 33 significantly enhance the grade and continuity of the gold and tungsten-rich crown at Apollo. The impressive intercepts, including standout high-grade zones with visible scheelite (tungsten) and gold in some pending assay results, underscore the system's potential to deliver substantial value in both precious and critical metals. With strong tungsten grades complementing the gold, silver and copper endowment, Apollo continues to stand out as a unique and compelling discovery."

To watch a video of Ari Sussman, Executive Chairman, explain today's results please click on the link here.

To date, Collective has completed 165,500 metres of diamond drilling across the Guayabales and San Antonio projects, including 109,000 metres at the flagship Apollo system.

With US$135 million in cash (as of December 1, 2025), the Company is fully funded for its planned 2026 program, which envisions up to 100,000 metres of additional drilling. Up to fourteen rigs are anticipated to be operating across both projects before the end of Q1, 2026, with numerous high-priority holes pending assay results.

Details (see Table 1 and Figures 1-5)

•	Four drill holes collared from Pad 33 intersected high-grade gold, tungsten, silver and copper mineralization starting at or almost at surface with results as follows:
•	94.75 metres @ 0.27% WO3Eq from 3.20 metres down hole (APC-149) including:
•	20.85 metres @ 0.55% WO3Eq from 46.15 metres down hole
•	113.65 metres @ 2.66 g/t AuEq from 4.60 metres down hole (APC-152) including:
•	55.40 metres @ 4.72 g/t AuEq from 54.90 metres down hole
•	168.00 metres @ 2.11 g/t gold equivalent from 4.50 metres down hole (APC-153) including:
•	19.45 metres @ 3.01 g/t gold equivalent from 25.10 metres down hole
•	18.00 metres @ 3.11 g/t gold equivalent from 59.00 metres down hole
•	14.60 metres @ 3.01 g/t gold equivalent from 150.05 metres down hole
•	111.15 metres @ 5.48 g/t gold equivalent from 2.00 metres down hole (APC-154) including:
•	42.25 metres @ 12.13 g/t gold equivalent from 64.85 metres down hole
•	10.85 metres @ 41.45 g/t gold equivalent from 64.85 metres down hole
•	The shallow intercepts from Pad 33 have increased the local gold and tungsten grades by up to 25% in this area and successfully closed drilling gaps within the internal block model. Drill spacing in this area, from surface down to 150 metres depth, now measures 35 metres.
•	An additional six diamond drill holes from the same shallow drilling program are in the lab awaiting results. Visible scheelite (a tungsten mineral) and visible gold have been observed in some of these additional holes (See Figure 3 and Figure 4 for further details).

These results reinforce Apollo's status as a robust exploration discovery with multi-metal upside. The Company remains focused on aggressive expansion and delineation drilling to unlock further value ahead of a planned maiden mineral resource estimate in early 2027.

Table 1: Assays Results for Drill Holes APC-149, APC-152, APC-153 and APC-154

Hole #	From (m)	To (m)	Length (m)	Au g/t	WO3%	Ag g/t	Cu %	AuEq g/t*	WO3Eq g/t**
APC-149	3.20	97.95	94.75	0.52	0.12	24	0.20		0.27
Incl.	46.15	67.00	20.85	0.68	0.45	31	0.19		0.55
APC-152	4.60	118.25	113.65	1.28	0.22	25	0.15	2.66
Incl.	54.90	110.30	55.40	2.09	0.45	43	0.26	4.72
APC-153	4.50	172.50	168.00	0.73	0.05	44	0.51	2.11
Incl.	25.10	44.55	19.45	2.78	0.01	17	0.04	3.01
& Incl.	59.00	77.00	18.00	1.03	0.16	61	0.54	3.11
& Incl.	150.05	164.65	14.60	0.24	0.01	132	0.82	3.01
APC-154	2.00	113.15	111.15	4.63	0.17	14	0.11	5.48
Incl.	64.85	107.10	42.25	10.30	0.42	18	0.15	12.13
Incl.	64.85	75.70	10.85	38.52	0.82	36	0.22	41.45

*AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag (g/t) x 0.017 x 0.85) + (Cu (%) x 1.14 x 0.95) + (WO3 (%) x 5.64 x 0.72) utilizing metal prices of Au - US$3,000/oz, Ag - US$50/oz, Cu - US$5.0/lb and WO3 - US$24.69/lb and recovery rates of 97% for Au, 85% for Ag, 95% for Cu and 72% for WO3.

**WO3Eq% is calculated as follows: (WO3 (%) x 0.72) + (Au (g/t) x 0.18 x 0.97) + (Ag (g/t) x 0.003 x 0.85) + (Cu (%) x 0.20 x 0.95) utilizing metal prices of WO3 - US$24.69/lb, Au - US$3,000/oz, Ag - US$50/oz and Cu - US$5.0/lb and recovery rates of 72% for WO3, 97% for Au, 85% for Ag and 95% for Cu.

Recovery rate assumptions for metals are based on metallurgical results announced on October 17, 2023, April 11, 2024 and October 3, 2024. True widths are between 60%-90% of the total length and grades are uncut.

Figure 1: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release from the Tungsten Rich Zones at the Top of the Apollo System (CNW Group/Collective Mining Ltd.)

Figure 2: Drill Core Tray Photo Highlighting a High-Grade Section of Drill Hole APC-154 (CNW Group/Collective Mining Ltd.)

Figure 3: Drill Core from Hole APC-155. Twenty-Six Individual Visible Instances of Scheelite Over 22.15 Metres from 20.50 Metres Down Hole; Pending Assay Results (CNW Group/Collective Mining Ltd.)

Figure 4: Drill Core from Hole APC-159. Two Individual Instances of Visible Gold Over 18.30 Metres from 72.50 Metres Down Hole; Pending Assay Results (CNW Group/Collective Mining Ltd.)

X Target

Drilling at the X target has intersected narrow silver rich zones of veins with results as follows:

•	XTC-3:
•	1.05 metres @ 72 g/t silver equivalent from 163.15 metres down hole and
•	3.25 metres @ 123 g/t silver equivalent from 190.95 metres down hole
•	XTC-4:
•	25.80 metres @ 75 g/t silver equivalent from 202.00 metres down hole including
•	5.00 metres @ 165 g/t silver equivalent and
•	3.15 metres @ 260 g/t silver equivalent
•	Drill Hole XTC-5:
•	1.20 metres @ 138 g/t silver equivalent from 34.60 metres down hole and
•	1.30 metres @ 121 g/t silver equivalent from 189.55 metres down hole

Although results indicate a new mineralized system is present at X, the density of the veins is not robust enough to delineate a large deposit and as such no additional drilling is planned in the near term.

Table 2: Assays Results for Drill Holes XTC-3, XTC-4 and XTC-5

Hole #	From (m)	To (m)	Length (m)	Ag g/t	Au g/t	Cu %	Zn %	AgEq (g/t)*
XTC-3	163.15	164.20	1.05	58	0.28	0.02	0.17	72
and	190.95	194.20	3.25	113	0.33	0.02	0.09	123
XTC-4	202.00	227.80	25.80	62	0.31	0.01	0.04	75
Incl.	202.00	207.00	5.00	137	0.71	0.01	0.06	165
& Incl.	213.55	216.70	3.15	220	1.06	0.01	0.05	260
XTC-5	34.60	35.80	1.20	144	0.14	0.02	0.00	138
and	189.55	190.85	1.30	99	0.53	0.03	0.03	121

*AgEq (g/t) is calculated as follows: (Ag (g/t) x 0.90) + (Au (g/t) x 60.0 x 0.95) + (Cu (%) x 68.57 x 0.95) + (Zn (%) x 18.51 x 0.85) utilizing metal prices of Ag - US$50/oz, Au - US$3,000/oz, Cu - US$5.0/lb and Zn - US$1.35/lb and recovery rates of 90% for Ag, 95% for Au, 95% for Cu and 85% for Zn. Recovery rate assumptions are speculative, and no metallurgical work has been conducted on samples from the X target. True widths are unknown and grades are uncut.

Figure 5: Plan View of the Guayabales Project Highlighting the Apollo System and X Target (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at its optioned San Antonio Project (100% potential interest) as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their proximity to each other.

Management, insiders, a strategic investor and close family and friends own 45.3% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 21-JAN-26